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Philip T. Hinkle philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

May 28, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ken Ellington and Christopher Bellacicco

Re:	Eagle Point Credit Company Inc.

Registration Statement on Form N-2

File Numbers: 333-237586; 811-22974

Ladies and Gentlemen:

On behalf of Eagle Point Credit Company Inc., a Delaware corporation (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in telephonic conversations on May 21, 2020 between Ken Ellington of the Staff and Philip T. Hinkle of Dechert LLP and on May 22, 2020 between Lisa Larkin and Christopher Bellacicco of the Staff and Philip T. Hinkle and Cynthia C. Bien of Dechert LLP, relating to the Fund’s responses, dated May 20, 2020, to the Staff’s initial comments regarding the registration statement on Form N-2 filed with the Commission on April 6, 2020 (the “Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable response. The Fund intends to file Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective Amendment No. 1”) at a future date, which will reflect the responses below.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

1.	Please expand the disclosure to address how the expected potential impact of the general market conditions related to the COVID-19 pandemic on the CLO market might affect future Fund distributions (e.g., if payments are not made to the CLO equity or CLO debt securities that the Fund holds, the Fund may increase the proportion of Fund distributions representing a return of capital or reduce the distributions in the future).

Ken Ellington Christopher Bellacicco May 28, 2020 Page 2

Response:

The Fund has revised the risk disclosure relating to COVID-19 under “Terrorist actions, natural disasters, outbreaks or pandemics may disrupt the market and impact our operations” as follows:

“In late 2019, an initial outbreak of COVID-19 was reported in Hubei, China. Since then, a large and growing number of cases has been confirmed around the world, which has resulted in numerous deaths and the imposition of both local and more widespread “work from home” and other quarantine measures, border closures and other travel restrictions, causing social unrest and commercial disruption on a global scale. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic.

Global economies and financial markets are becoming increasingly interconnected, and conditions and events in one country, region or financial market may adversely impact issuers in a different country, region or financial market. The ongoing COVID-19 pandemic has magnified these risks and has had, and will continue to have, a material adverse impact on local economies in the affected jurisdictions and also on the global economy, as cross border commercial activity and market sentiment are increasingly impacted by the outbreak and government and other measures seeking to contain its spread. The effects of the COVID-19 pandemic have contributed to increased volatility in global financial markets and likely will affect countries, regions, companies, industries and market sectors more dramatically than others. The COVID-19 pandemic has had, and any other outbreak of an infectious disease or serious environmental or public health concern could have, a significant negative impact on economic and market conditions, could exacerbate pre-existing political, social and economic risks in certain countries or regions and could trigger a prolonged period of global economic slowdown, which may impact us and our underlying investments. It is not known how long the impact of the COVID-19 pandemic will, or future impacts of other significant events would, last or the severity thereof. Federal, state and local governments, as well as foreign governments, have taken aggressive steps to address problems being experienced by the markets and by businesses and the economy in general; however, there can be no assurance that these measures will be adequate.

To the extent the Company’s underlying investments are overweight in certain countries, regions, companies, industries or market sectors, such positions will increase the risk of loss from adverse developments affecting those countries, regions, companies, industries or sectors. The COVID-19 pandemic and related government-imposed restrictions have imposed severe financial harm on certain industries to which the Fund is exposed indirectly through its CLO investments’ underlying loan assets. For example, the airline and hotel industries have experienced sharp declines in revenue due to restrictions on travel, hospitals and other healthcare companies have experienced financial losses as a result of increased expenses and declining revenue as patients elect to delay elective or routine procedures, and many casino operators have been forced to completely halt operations due to the imposition of mandatory business closures and to address social distancing guidelines.

Ken Ellington Christopher Bellacicco May 28, 2020 Page 3

To date, certain of the CLOs in which we invest have experienced increased defaults by underlying borrowers. Obligor defaults and rating agency downgrades have caused, and may continue to cause, payments that would have otherwise been made to the CLO equity or CLO debt securities that the Fund holds to instead be diverted to buy additional loans within a given CLO or paid to senior CLO debt holders as an early amortization payment. In addition, defaults and downgrades of underlying obligors have caused, and may continue to cause, a decline in the value of CLO securities generally. If CLO cash flows or income decreases as a result of the pandemic, the portion of our distribution comprised of a return of capital could increase or distributions could be reduced.”

2.	Please consider referring to the Commission’s final rule on incorporation by reference as opposed to the Economic Growth, Regulatory Relief, and Consumer Protection Act in the Registration Statement.

Response:

The Fund will refer to the Commission’s final rule and form amendments adopted on April 8, 2020 in addition to the Economic Growth, Regulatory Relief, and Consumer Protection Act in the Registration Statement.

3.	Please let us know supplementally how and when the Fund intends to implement backward incorporation by reference.

Response:

The Registration Statement includes the Fund’s financial statements for the fiscal year ended December 31, 2019. Pre-Effective Amendment No. 1 will include the Fund’s financial statements for the period ended March 31, 2020. The Fund will not need to backward incorporate by reference. Beginning August 1, 2020, the Fund will forward incorporate by reference any filings it will make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), or pursuant to Rule 30b2-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). As a result, the Fund will forward incorporate the financial statements for the period ended June 30, 2020 filed with the Fund’s semi-annual report.

Ken Ellington Christopher Bellacicco May 28, 2020 Page 4

4.	Please supplementally explain why the Fund is eligible to use the short-form registration statement on Form N-2 and forward incorporate by reference.

Response:

The Fund believes it will be eligible to use the short-form registration statement on Form N-2 because it will satisfy the conditions to General Instruction A.2 to the Amended Form N-2 in that (i) it meets the registrant and transaction requirements of Form S-3 and (ii) it has been registered under the 1940 Act for at least 12 calendar months immediately preceding the filing of the registration statement and has timely filed all reports required to be filed under Section 30 of the 1940 Act.

The Fund meets all of the registrant requirements in General Instruction I.A of Form S-3. The Fund will meet the transaction requirement in General Instruction I.B.1 of Form S-3 because the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Fund is $75 million or more.

Because the Fund is eligible to use the short-form registration statement on Form N-2, the Fund will be able to also rely on the new General Instruction F.3.b of the Amended Form N-2 to incorporate by reference to subsequently filed Exchange Act reports.

Ken Ellington Christopher Bellacicco May 28, 2020 Page 5

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3460 or by email at philip.hinkle@dechert.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle

cc:	Thomas P. Majewski, Chief Executive Officer, Eagle Point Credit Company Inc.

Nauman S. Malik, Chief Compliance Officer, Eagle Point Credit Company Inc.